BY EDGAR AND FACSIMILE

Ms. Heather Clark
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405
Fax: (202) 772-9202

August 21, 2009

     Gol Linhas Aéreas Inteligentes S.A.
Form 20-F for the year ended December 31, 2008
File No. 1-32221

Dear Ms. Clark:

Gol Linhas Aéreas Inteligentes S.A., (the “Company”) has received the Staff’s comment letter dated August 13, 2009 concerning the above-referenced filing on Form 20-F (the “20-F”). On behalf of the Company, we advise you as follows regarding your comments:

SEC Comment No. 1.

Reference is made to Management’s Report on Internal Control Over Financial Reporting. We note no disclosure regarding the effectiveness of internal control over financial reporting. In accordance with Item 15(b)(3) of Form 20-F, management’s report is required to contain an assessment of the effectiveness of its internal control over financial reporting, including a statement as to whether or not internal control over financial reporting is effective. Please note that management is not permitted to conclude that its internal control over financial reporting is effective if there are one or more material weaknesses in its internal control over financial reporting. Please revise your disclosure in future filings accordingly.

Response to Comment No. 1.

The Company will revise its disclosure in future filings to expressly state the result of the assessment of the effectiveness of its internal controls over financial reporting and a corresponding conclusion as to whether the internal controls are or are not effective.

ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MENLO PARK | MUNICH NEW YORK | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS

SEC Comment No. 2.

We note from your disclosure that preferred shares are excluded from your computation of basic earnings per share during any loss period; however, it appears that such shares have been included in your computation for fiscal 2008 even though you had a net loss of R$(1,239,347). The weighted average shares outstanding of 202,193,000 used as the denominator appears to include all issued shares including preferred as the disclosure in Item 7A indicates that 107,590,792 common shares were outstanding as of December 31, 2008 with little activity reflected in your statements of equity during fiscal 2008. In this regard, please advise us of how the denominator was calculated for basic earnings per share for fiscal 2008 or alternatively, you may revise your computation of earnings per share.

Response to Comment No. 2.

We advise the Staff that under IFRS, the Company does include the weighted average number of preferred shares outstanding in the denominator used to calculate basic and diluted loss per share. The disclosure indicating that that preferred shares are excluded from the computation of basic earnings per share during any loss period was included in error (while in Item 3 of the 20F the disclosure is accurate). While preferred shares do have a liquidation preference, the Company believes that under IFRS, losses are allocated to preferred shares since pursuant to the Company’s bylaws, the preferred shares have the same rights as the common shares with respect to participation in the Company’s results and dividends. The Company does however, believe that although the loss per share is the same for both common and preferred shares, because of the difference in voting rights and liquidation preferences, the two-class method presentation would be more appropriate. The Company has already revised the disclosure relating to the allocation of losses to preferred shares in the computation of basic earnings (loss) per share in its financial statements as of and for the six month period ended June 30, 2009 (furnished with the Commission on August 12, 2009 on Form 6-K). Additionally, the Company proposes to present its earnings (loss) per share calculations using the two-class method in future filings.

SEC Comment No. 3.

We note a provision for R$8,250,000 relating to the Boeing 767-300 aircraft. We further note from page 25 that the Boeing 767-300 aircraft under operating leases were no longer operating and were expected to be returned during 2009. Please tell us how you derived the value of this provision and provide us with an update on the status of the return or sublease of these aircraft during 2009 thus far.

Response to Comment No. 3.

During the year ended December 31, 2008, the Company decided to discontinue its long haul operations and as a result, grounded eleven Boeing 767-300 aircraft under lease agreements. The Company then started to either return these aircraft to the lessor or to sublease them. By December 31, 2008, the Company had seven remaining aircraft: two held under finance lease agreements and five held under operating lease agreements. For the aircrafts held under financial lease agreements, the Company performed an impairment analysis and concluded that there was no impairment since the fair value of the aircraft was higher than the carrying value in both cases. For the remaining five aircraft held under operating leases, the Company considered the following:

(i)	For one aircraft, the Company obtained a sublease letter of intent which presented higher cash flows than those had in the original operating lease contract.

Consequently, the Company concluded that no provision was necessary;

(ii)
In the case of a second aircraft there were advanced negotiations for an exchange for a 737-800 aircraft, which could be used in the Company’s fleet and consequently, the Company concluded that no provision was necessary; and

(iii)
For the remaining three aircraft, the Company recorded a provision for losses based on preliminary discussions with potential sublessees, and comparing the estimated cash flows that could be derived from the sub-lease of these aircraft with the contractual remaining minimum lease payments stipulated in the respective contracts.

To date, the Company was able to return one aircraft held under a finance lease agreement without a resulting loss. The Company does not believe that there was a change in circumstances relating to the remaining aircraft that would require a revision to the provision that was estimated as of December 31, 2008. The Company continues to assess the various options relating to these aircraft and to evaluate the sufficiency of the provision in the event that circumstances change.

SEC Comment No. 4.

We note from your disclosure in Item 7A that Fundo de Investimento em Participações Asas is your controlling shareholder as they benefically own 73% of the company’s common and preferred shares as of December 31, 2008. We also note that Fundo de Investimento em Participações Asas is controlled equally by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino. In this regard, please revise your notes to the consolidated financial statements in future filings to disclose the existence of the control relationship as required by paragraph 12 of IAS 24.

Response to Comment No. 4.

The Company will revise its disclosure relating to this item in future filings to comply with paragraph 12 of IAS 24.

SEC Comment No. 5.

We note your statements that IFRS requires maintenance deposits to be recorded as a deposit on the balance sheet with costs recognized when the underlying maintenance is performed. Please provide us with the specific references to IFRS that provide the basis to support your conclusions.

Response to Comment No. 5.

The Company advises the Staff that it is unaware of specific IFRS guidance that requires maintenance deposits to be recorded as a deposit on the balance sheet. Pursuant to paragraph 34 of IAS 17, costs for maintenance of assets held under lease agreements are not considered part of the minimum lease payments. Pursuant to certain lease agreements, the lessor requires that the Company make deposits to guarantee that the Company will meet its obligation of performing the required aircraft maintenance.

As the scheduled maintenance is performed the lessor releases the deposit based on the fair value of the maintenance services. In accordance with these agreements, (i) the Company retains contractual responsibility for all aircraft maintenance, (ii) the Company selects the maintenance service provider performs the maintenance internally (in the latter case the reimbursement is paid by the lessor in the amount of the fair value of maintenance services rendered), (iii) the lessor is contractually required to return the deposits to the Company upon the Company’s performance of required maintenance, and (iv) the deposits do not transfer the obligation to maintain the aircraft or the risks associated with the quality of the maintenance activities to the aircraft lessor.

Consequently, the Company believes that the deposits represent receivables from the lessor that are received when the Company performs the related maintenance activities. In accordance with paragraph 12 of IAS 16, the Company recognizes maintenance costs in profit and loss as these maintenance activities are performed. In future filings, the Company will modify the disclosure to remove the references to the “requirement” under IFRS and strengthen the Company’s disclosure of its accounting policy for this item.

The Company acknowledges that:
  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at (011-55-11) 3702-2226 or Mr. Leonardo Porciúncula Gomes Pereira of the Company at (011-55-11) 5098-7875.

Very truly yours,

/s/ Tobias Stirnberg

cc: Leonardo Porciúncula Gomes Pereira - Gol Linhas Aéreas Inteligentes S.A.
cc: Andrew B. Jánszky - Shearman & Sterling LLP